SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 2)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SPHERIX INCORPORATED
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
 (Title of Class of Securities)

84842R304
 (CUSIP Number)

January 28, 2014
 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER 222,252 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 165,933 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 222,252 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 165,933 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,185 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 3,769,885 shares outstanding as of January 21, 2014.)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 84,127 shares of common stock, (ii) 78,125 shares of common stock issuable upon conversion of 78,125 shares of Series F-1 Preferred Stock and (iii) 60,000 shares of common stock issuable upon conversion of 6,000 shares of Series D-1 Convertible Preferred Stock held by Barry Honig and excludes 2,933,030 shares of common stock issuable upon conversion of 293,303 shares of Series D-1 Convertible Preferred Stock held by Barry Honig.

(2)
Represents 165,933 shares of common stock owned by GRQ Consultants Inc. Roth 401K ("GRQ Roth 401K"), over which Barry Honig holds voting and dispositive power and excludes  264,970 shares of common stock issuable upon conversion of 26,497 shares of Series D-1 Convertible Preferred Stock held by GRQ Roth 401K; 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. 401K over which Barry Honig holds voting and dispositive power; and 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. Defined Benefit Plan, over which Barry Honig holds voting and dispositive power. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants Inc. Roth 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 165,933 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 165,933 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,933 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.40% (Based on 3,769,885 shares outstanding as of January 21, 2014.)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 165,933 shares of common stock owned by GRQ Consultants Inc. Roth 401K ("GRQ Roth 401K"), over which Barry Honig holds voting and dispositive power and excludes 264,970 shares of common stock issuable upon conversion of 26,497 shares of Series D-1 Convertible Preferred Stock held by GRQ Roth 401K. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (Based on 3,769,885 shares outstanding as of January 21, 2014.)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. 401K over which Barry Honig holds voting and dispositive power. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

CUSIP No. 84842R304

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 (Based on 3,769,885 shares outstanding as of January 21, 2014.)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. Defined Benefit Plan, over which Barry Honig holds voting and dispositive power. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

Item 1(a).            Name of Issuer:

Spherix Incorporated

Item 1(b).            Address of Issuer's Principal Executive Offices:

7927 Jones Branch Drive, Suite 3125, Tysons Corner, VA 22102

Item 2(a).            Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”), GRQ Consultants, Inc. 401K and GRQ Consultants Inc. Defined Benefit Plan.

Item 2(b).            Address of Principal Business Office or, if None, Residence.

555 South Federal Highway, #450, Boca Raton, FL 33432

Item 2(c).            Citizenship.

United States/Florida

Item 2(d).            Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).            CUSIP Number.

84842R304

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 388,185 (1) (2).

(b) Percent of class: 9.99% (Based on 3,769,885 shares outstanding as of January 21, 2014.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 222,252 (1)

(ii) Shared power to vote or to direct the vote: 165,933 (2)

(iii) Sole power to dispose or to direct the disposition of: 222,252 (1)

(iv) Shared power to dispose or to direct the disposition of: 165,933 (2)

(1)
Represents (i) 84,127 shares of common stock, (ii) 78,125 shares of common stock issuable upon conversion of 78,125 shares of Series F-1 Preferred Stock and (iii) 60,000 shares of common stock issuable upon conversion of 6,000 shares of Series D-1 Convertible Preferred Stock held by Barry Honig and excludes 2,933,030 shares of common stock issuable upon conversion of 293,303 shares of Series D-1 Convertible Preferred Stock held by Barry Honig.

(2)
Represents 165,933 shares of common stock owned by GRQ Consultants Inc. Roth 401K ("GRQ Roth 401K"), over which Barry Honig holds voting and dispositive power and excludes 264,970 shares of common stock issuable upon conversion of 26,497 shares of Series D-1 Convertible Preferred Stock held by GRQ Roth 401K; 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. 401K over which Barry Honig holds voting and dispositive power; and 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. Defined Benefit Plan, over which Barry Honig holds voting and dispositive power. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2014	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: January 28, 2014		/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K

Date: January 28, 2014	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Defined Benefit Plan

Date: January 28, 2014	By:	/s/ Barry Honig
Barry Honig